UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, California 90067-3206

(310) 557-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104

1.	Names of Reporting Persons. SGS Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,070,028 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,070,028 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,070,028 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.6% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) As a result of the contribution of the shares of Common Stock held by Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), EGS Dutchco B.V. (“EGS Dutchco”) and NewBridge International Investment Ltd. (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”) to SGS Holdings LLC (“Parent” or the “Reporting Person”) pursuant to the Contribution and Exchange Agreement, dated as of January 27, 2012, by and among the Reporting Person and the Parent Members, the Reporting Person may be a member of a group for purposes of Section 13(d) of the Act with (a) the Parent Members, (b) ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company, LLC (together with ACOF II, the “Ares Entities”), (c) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”) and (d) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  For additional information regarding the Ares Entities, the Providence Entities and the Ayala Entities, see Amendment No. 7 to the statement on Schedule 13D filed by the Ares Entities and Amendment No. 2 to the statement on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities, each filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2012.

(2)  The calculation of the foregoing percentage is based on 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported in Stream Global Services, Inc.’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

CUSIP No. 378981104

Item 1.	Security and Issuer.

The class of equity security securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the “Common Stock”), of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Item 2.	Identity and Background.

(a)                                  This Schedule 13D is filed on behalf of SGS Holdings LLC (“Parent” or the “Reporting Person”).

(b)                                 The address of the principal business and principal office of Parent is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.  The address of the principal business and principal office of each of the members of the board of managers of Parent is set forth in Schedule I hereto, which is incorporated herein by reference.

(c)                                  Parent was formed to hold and acquire shares of Common Stock and, in the event the Parent Members (as defined below) determine, to effectuate the Merger (as defined below).  Parent is managed by a board of managers, which acts by unanimous approval.  The name and present principal occupation of each of the members of the board of managers of Parent is set forth in Schedule I hereto, which is incorporated herein by reference.

(d)                                 During the last five years, none of Parent nor any person listed on Schedule I hereto have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of Parent nor any person listed on Schedule I hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Parent is organized in the State of Delaware. The country of citizenship of each of the members of the board of managers of Parent is set forth in Schedule I hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 27, 2012, each of Ares Corporate Opportunities Fund II, L.P., a Delaware limited partnership (“ACOF II”), EGS Dutchco B.V., a Dutch private company with limited liability (“EGS Dutchco”), and NewBridge International Investment Ltd., a British Virgin Islands company (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”), simultaneously contributed all of the shares of Common Stock they owned to Parent, a newly-formed Delaware limited liability company, pursuant to a Contribution and Exchange Agreement, dated as of January 27, 2012 (the “Contribution Agreement”), by and among Parent and the Parent Members, in exchange for units of membership interests in Parent (the “Contribution”).  The Contribution resulted in Parent acquiring 91.6% of the total issued and outstanding shares of Common Stock (based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2011).  There was no cash consideration for the transaction.

Item 4.	Purpose of Transaction
The responses to Item 3 are incorporated herein by reference.

On January 31, 2012, the Parent, the Parent Members and certain related parties filed a Schedule 13e-3 with the Commission announcing Parent’s intention to, from time to time, seek to acquire additional shares of Common Stock in privately negotiated transactions with certain selected stockholders of the Issuer.  Any such acquisitions would be financed by loans from the Parent Members to Parent.  There is no assurance, however, that Parent will engage in any such purchases, or that it will finance any such purchases through such loans.

Thereafter, Parent intends to evaluate whether to conduct a “short-form” merger (the “Merger”) pursuant to which a newly-formed Delaware corporation subsidiary of Parent (“MergerSub”) would merge with and into the Issuer, with the Issuer as the surviving corporation (the “Surviving Corporation”), under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”) as a means of acquiring all of the shares of Common Stock not owned directly or indirectly by Parent.  Pursuant to the terms of the Merger as currently contemplated, each share of Common Stock (other than shares of Common Stock held by the Issuer, directly or indirectly by Parent or MergerSub, or by stockholders who properly perfect appraisal rights under the DGCL) would be converted into the right to receive $3.25 in cash, the outstanding shares of capital stock of MergerSub would be converted into shares of common stock, par value $0.001 per share, of the Surviving Corporation (the “Private Stock”), and the Surviving Corporation would become wholly-owned by Parent.  The Private Stock would not be registered under the Securities Exchange Act of 1934, as amended (the “Act”).  Parent currently contemplates using the proceeds of loans made by the Parent Members to fund the Merger if it is consummated.  If it determines to consummate the transactions described above, MergerSub would be authorized under Section 253 of the DGCL to effect the Merger without the approval of the Issuer’s board of directors or stockholders.  Upon consummation of the Merger, the Issuer’s stockholders (as of immediately prior to the Merger) would no longer hold stock in the Issuer.  Under Delaware law, the exclusive remedy for minority stockholders who object to a short-form merger is appraisal rights (subject to their compliance with the applicable appraisal procedures under Delaware law), absent fraud or illegality.

If the Merger should occur, it is contemplated that, thereafter, Parent would cause the Surviving Corporation to delist the shares of Common Stock from trading on the NYSE Amex and terminate the registration of the shares of Common Stock under Sections 12(b) and 12(g) of the Act.

The Reporting Person reviews on a continuing basis its investment in the Issuer.  Based on such review, the transactions, or any part of the transactions, described above may not be carried out, or may not be carried out in any particular time frame, at any time for any reason.  Furthermore, Parent may, directly or indirectly, from time to time or at any time, otherwise acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge their interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Reporting Person may exercise any and all of its rights in a manner consistent with its equity interests, contractual rights and restrictions and other duties, if any.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the form Schedule 13D promulgated under the Act.  In addition, from time to time the Reporting Person and its members, affiliates, representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer.

Item 5.	Interest in Securities of the Issuer

As a result of the contribution of the shares of Common Stock held by the Parent Members to Parent pursuant to the Contribution Agreement, the Reporting Person may be a member of a group for purposes of Section 13(d) of the Act with (a) the Parent Members, (b) ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company, LLC (together with ACOF II, the “Ares Entities”), (c) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”) and (d) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  For additional information regarding the Ares Entities, the Providence Entities and the Ayala Entities, see Amendment No. 7 to the statement on Schedule 13D jointly filed by the Ares Entities and Amendment No. 2 to the statement on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities, each filed with the Commission on January 31, 2012.  The members of Parent’s board of managers expressly disclaim beneficial ownership of the Common Shares owned by Parent.

(a)          Aggregate Number and Percentage of Securities.  See Item 3 of this Schedule 13D and Items 11 and 13 of the cover page thereto for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person.

(b)         Power to Vote and Dispose.  See Items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)          Transactions within the past 60 days.  Except for the information set forth or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated by reference herein, the Reporting Person has not and, to the best of the Reporting Person’s knowledge, any of the individuals set forth on Schedule I to this Amendment No. 7 have not, effected any transaction related to the Common Stock during the past 60 days.

(d)         Certain Rights of Other Persons.  Not applicable.

(e)          Date Ceased to be a 5% Owner.  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3 and 4 are incorporated herein by reference.

Limited Liability Company Agreement

On January 27, 2012, incident to the Contribution, the Parent Members entered into a Limited Liability Company Agreement of Parent (the “LLC Agreement”).  Pursuant to the LLC Agreement, the Parent Members share control of Parent and therefore share voting and dispositive power over the shares of Common Stock held by Parent.  Pursuant to the LLC Agreement, the Board of Managers (as defined in the LLC Agreement) will cause Parent to vote the shares of Common Stock held by Parent in a manner consistent with the provisions of (i) the Stockholders Agreement, dated as of October 1, 2009, by and among the Issuer, the Parent Members and certain other parties, and (ii) the Amended and Restated Registration Rights Agreement, dated as of August 14, 2009, by and among the Issuer, the Parent Members and certain other parties, as though each of the Parent Members continued to directly own the shares of Common Stock in the same amounts as each of them did immediately prior to the Contribution.

The Parent Members are subject to restrictions on the transfer of the membership interest in Parent they hold.  A Parent Member may not, directly or indirectly, transfer, dispose, withdraw or otherwise pledge any portion of its membership interest in Parent to any person without the prior written consent of the Board of Managers of Parent.  In addition, any of the Parent Members may cause the dissolution of Parent on two days written notice.  Upon dissolution, Parent shall, subject to satisfying any liabilities and obligations to its creditors, distribute the shares of Common Stock held by it to the Parent Members.

Contribution and Exchange Agreement

On January 27, 2012, Parent and the Parent Members entered into a Contribution and Exchange Agreement (the “Contribution Agreement”).  Pursuant to the Contribution Agreement, each of the Parent Members simultaneously contributed all of the shares of Common Stock held by each of them to Parent in exchange for membership interests in Parent.

Item 7	Material to be Filed as Exhibits

Exhibit 1

Limited Liability Company Agreement of SGS Holdings LLC, dated as of January 27, 2012, by and among Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V. and NewBridge International Investment Ltd.

Exhibit 2

Contribution and Exchange Agreement, dated as of January 27, 2012, by and among SGS Holdings LLC, Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V. and NewBridge International Investment Ltd.

Exhibit 3

Stockholders Agreement, dated as of August 14, 2009, by and among Stream Global Services, Inc., Ares Corporate Opportunities Fund II, L.P., EGS Dutchco, B.V., NewBridge International Investment Ltd., R. Scott Murray and Trillium Capital LLC. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8—K filed with the Commission on August 20, 2009)

Exhibit 4

Amended and Restated Registration Rights Agreement, dated as of August 14, 2009, by and among Stream Global Services, Inc., Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V., NewBridge International Investment Ltd., R. Scott Murray, Trillium Capital LLC, M. Benjamin Howe, Kevin T. O’Leary, Stephen D.R. Moore, Paul G. Joubert, Lloyd R. Linnell, Sheila M. Flaherty, Robert Wadsworth, Charles F. Kane, G. Drew Conway and Deborah Keeman. (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8—K filed with the Commission on August 20, 2009)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2012

SGS HOLDINGS LLC

/s/ Nathan Walton
By: Nathan Walton
Its: President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE I

The name, present principal occupation and country of citizenship of each member of the board of managers of Parent is set forth in Schedule I hereto.

Name (and Title)	Principal Occupation and Address
Nathan Walton (member of Parent’s board of managers; President of Parent)

Mr. Walton is a Principal of Ares Management LLC, an alternative asset investment management firm. Mr. Walton joined Ares Management in March 2006 as part of the Capital Markets Group and later moved to the Private Equity Group in March 2007. He has also served on the Board of Directors of Stream Global Services, Inc. since August 2008 and on the Board of Directors of Plasco Energy Group, Inc., a clean energy technology company, since July 2010. He received a BA in Politics from Princeton University and a MBA from Stanford University. Mr. Walton’s current business address is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067, and his current business phone number is (310) 201-4100. Mr. Walton is a citizen of the United States of America.

Alfredo I. Ayala (member of Parent’s board of managers; Treasurer of Parent)

Alfredo I. Ayala (President and Chief Executive Officer of LiveIt, Managing Director of Ayala Corporation, and Director of NewBridge). Mr. Ayala is a Managing Director of Ayala Corporation and a Member of the Management Committee of Ayala Corporation (Ayala Group) since 2009. He is the President and Chief Executive Officer of LiveIt Investments, Ltd., the holding company of Ayala Corporation for its investments in the business process outsourcing (BPO) sector. Mr. Ayala is the Chairman of Integreon, Inc. and Non-Executive Vice Chairman of Stream Global Services, Inc. He is a director of HRMall Holdings Limited and Affinity Express Holdings Limited and Chairman of the Business Processing Association of the Philippines (BPA/P). Previously, he was Chairman of SPi, one of the leading non-voice BPO companies in Asia. Prior to that, he was a Partner at Crimson Investment, an international private equity firm, and a Managing Director and Co-Founder of MBO Partners, an international private equity firm. Mr. Ayala holds a double-major B.A. degree in Development Studies and Economics from Brown University (with Honors) and an MBA from the Harvard Graduate School of Business Administration. Mr. Ayala’s current business address is 34/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226, and his current business phone number is 63-2-848-5758. Mr. Ayala is a citizen of the Philippines.

R. Davis Noell (member of Parent’s board of managers; Secretary of Parent)

Mr. Noell is a Principal of Providence Equity Partners. Prior to joining Providence in 2003, Mr. Noell was an analyst in Deutsche Bank’s media investment banking group. Mr. Noell has also served on the Board of Directors of Stream Global Services, Inc. since October 2009, on the Board of Directors of Altegrity Inc., a privately held security and information technology services company, since November 2010, and from December 2008 to September 2009, he served on the Board of Directors of eTelecare Global Solutions, Inc. Mr. Noell holds a B.A degree from the University of North Carolina at Chapel Hill. Mr. Noell’s current business address is c/o Providence Equity L.L.C., 9 W. 57th Street, Suite 4700, New York, New York 10019, and his current business phone number is (212) 588-6700. Mr. Noell is a citizen of the United States of America.